September 26, 2024

Samir R. Patel, M.D.
Interim President and Chief Executive Officer
Akari Therapeutics, Plc
22 Boston Wharf Road, FL7
Boston, MA 02210

       Re: Akari Therapeutics, Plc
           Registration Statement on Form S-4
           Filed September 13, 2024
           File No. 333-282127
Dear Samir R. Patel M.D.:

     We have conducted a limited review of your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4
General

1. Please revise the forepart of the joint proxy statement/prospectus to provide sample calculations of the exchange ratio and per share merger consideration taking into account any material factors and assumptions and include a high and low range. If shareholders will not know the exact exchange ratio or per share merger consideration at the time of the shareholder votes, please revise to state as much.
2. Please revise the forepart of the joint proxy statement/prospectus to prominently disclose, as you do elsewhere in the registration statement, that the estimated exchange ratio is such that based on the number of Akari ADSs expected to be issued in accordance with the exchange ratio at the consummation of the merger in exchange for the shares of Peak Bio
       Common Stock, Peak Bio stockholders would own approximately 48%, and Akari shareholders would own approximately 52% of the combined company following the consummation of the Merger, on a fully diluted basis.
 September 26, 2024
Page 2

3. Please revise the forepart of the joint proxy statement/prospectus to disclose, as you do elsewhere in the registration statement, that the aggregate consideration to be received by the Peak Bio stockholders is assumed to be $22.6 million.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Joshua Gorsky at 202-551-7836 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Jennifer L. Porter, Esq.